United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2005

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

(If  Yes  is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CONTENTS
* Press Release  April 1, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano

       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 1, 2005

Web site: http://www.gruma.com
Monterrey, N.L., Mexico, April 1, 2005	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

ANTITRUST CASE AGAINST GRUMA CORPORATION DISMISSED

California Plaintiff Abandons Class Action Claims

Monterrey, N.L., Mexico, April 1st, 2005- The trial court judge dismissed today a class action lawsuit brought in Los Angeles Superior Court against Gruma Corporation and five retailers. The lawsuit challenged the use of shelf space allowances in the sale of tortillas. The dismissal occurred at the request of the plaintiff, who received no settlement moneys or other consideration from the defendants. The plaintiff was seeking to sue on behalf of all consumers in Southern California. Gruma Corporation had filed papers in court pointing out that shelf space allowances reduce prices paid by retailers and consumers. The plaintiff gave no reason why he was dropping the case.

This case was similar to one tried in Houston in 2003 in which the trial court dismissed the case partly because the trial court found that shelf space allowances were acceptable and desirable competition and that other tortilla companies had been unwilling to compete with Gruma Corporation for shelf space. That case is now on appeal.

 GRUMA, S.A. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Europe, Mexico, Central America, and Venezuela and exports to around 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has more than 15,700 employees and 76 plants. In 2004, GRUMA had net sales of US$2.2 billion, of which about half came from the company's U.S. operations. For more information, visit www.gruma.com.